Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 17, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: TDS communication sent to shareholders

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find attached the communication as sent to all the shareholders with respect to the deduction of tax at source on dividend pay-out.

This is for your information.

With regards,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

Date: June 16, 2022

Dear Shareholder,

Sub: Communication in respect of deduction of tax at source on dividend pay-out

We are pleased to inform you that the Board of Directors of the Company at their meeting held on May 19, 2022, have recommended a final dividend of Rs.30 per equity share of Rs. 5 each, for the financial year ended March 31, 2022. This dividend is subject to approval of the shareholders at the forthcoming Annual General Meeting.

Shareholders may note that pursuant to the changes in the Income Tax Act, 1961 (‘the Act’) as amended by the Finance Act, 2020, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source (TDS) at the time of making the payment of dividend to shareholders at the prescribed rates:

For Resident shareholders, taxes shall be deducted at source under Section 194 of the Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/ invalid PAN with the Company	20% or as notified by the Government of India
Shareholder covered under section 206AB as per utility prescribed by CBDT	20%

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the financial year 2022-23 does not exceed Rs. 5,000/- and also in cases where shareholder provide valid Form 15G (applicable to any person other than HUF or a Company or a firm)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the Act. Shareholders may also submit any other document as prescribed under the Act to claim a lower/ nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above. The formats of Form 15G/ Form 15H are also available on the website of our Registrar and Transfer Agent (RTA), Bigshare Services Private Limited at www.bigshareonline.com.

For Resident Mutual funds and Insurance Company shareholders:

In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under Clause (23D) of Section 10 of the Act or an Insurance Company as specified in Section 194 of the Act, shareholders should submit the below document along with exemption notification, if any, as per the relevant provisions of the Act:

a.	Declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938 – Annexure I
b.	Declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the Act – Annexure II
c.	Declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI – Annexure III

Declaration for exemption under Circular 18/2017 of the Act:

In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the Act, duly signed by the authorized signatory:

a.	Lower withholding tax certificate for the financial year 2022-23, if any obtained from the Income Tax authorities.
b.	In case the shareholder has obtained tax exemption status under any provisions of the Act, the documentary evidence along with declaration for the same – Annexure IV

For Non-Resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

•	Self-attested Tax Residency Certificate (TRC) for the financial year 2022-23, obtained from the tax authorities of the country of which the shareholder is a resident.
•	Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under sub-rule 2 of Rule 37BC to be submitted –Annexure-V
•	Self-declaration in Form 10F duly filled and signed – Annexure VI
•	Self-declaration from non-resident shareholder addressed specifically to the Company – Annexure VII, primarily covering the following:
a.	Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2022-23;
b.	Non-resident is eligible to claim the benefit of respective tax treaty;
c.	Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
d.	Non-resident receiving the dividend income is the beneficial owner of such income;
e.	Dividend income is not attributable/ effectively connected to any permanent establishment (PE) or fixed base in India;

f.	In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and
g.	In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore Double Taxation Avoidance Agreement (DTAA).
•	Any other documents as prescribed under the Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/ withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA (2) of the Income Tax Rules, 1962:

In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962 – Annexure VIII

Section 206AB of the Act

Rate of TDS @10% under Section 194 of the Act is subject to provisions of Section 206AB of the Act (effective from July 1, 2021) which introduces special provisions for TDS in respect of non-filers of income-tax return. As provided in Section 206AB, tax is required to be deducted at higher of following rates in case of payments to specified persons:

•	at twice the rate specified in the relevant provision of the Act; or
•	at twice the rate or rates in force; or
•	at the rate of 5%.

Where Sections 206AA and 206AB are applicable i.e. the specified person has not submitted the PAN as well as not filed the tax return, the tax shall be deducted at the higher of the two rates prescribed in these two sections.

As per Central Board of Direct Taxes vide Circular No. 11 of 2021 dated 21st June 2021, for determining TDS rate on Dividend, the Company will be using functionality of the Income-tax department to determine the applicability of Section 206AB of the Act. Rate of 20% will be applied for shareholders who are determined as specified person in Income tax department portal.

The non-resident who does not have the permanent establishment is excluded from the scope of a specified person.

For all shareholders:

Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company’s Registrar and Share Transfer Agent (RTA).

The formats of above declarations are available on the website of RTA at www.bigshareonline.com. The aforementioned documents (duly completed and signed) are required to be submitted to the Company’s RTA at DRLtaxexemption@bigshareonline.com.

In order to enable us to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, we request you to provide the above-mentioned details and documents as applicable to you on or before 11.59 pm (IST) on Monday, June 27, 2022. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholders registered e-mail ID in due course, post payment of the said final dividend/ furnishing of TDS returns for the second quarter of financial year 2022-23, with the authorities.

Incomplete and/or unsigned forms and declarations will not be considered by the Company. No communication on the tax determination/ deduction shall be considered post 11.59 pm (IST) June 27, 2022.

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Act.

Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, option is available to the shareholder to file the return of income as per the Act, and claim an appropriate refund, if eligible.

All communications/queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at their e-mail ID: DRLtaxexemption@bigshareonline.com.

Further, shareholders who have not registered/ updated their email address are requested to register/ update the same on https://www.drreddys.com/investors/investor-services/shareholder-information/ or with their depository participant or send their consent at shares@drreddys.com along with their folio no./ DP ID, Client ID and valid e-mail address for registration/ updation.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

For Dr. Reddy’s Laboratories Limited

Sd/-

K Randhir Singh
Company Secretary and Compliance Officer